Filed pursuant to Rule 433

February 24, 2026

Relating to

Preliminary Prospectus Supplement dated February 24, 2026 to

Prospectus dated May 16, 2025

Registration Statement No. 333-287370

MetLife, Inc.

$1,000,000,000 5.850% Fixed-to-Fixed Reset Rate Subordinated Debentures due 2056

Final Term Sheet

February 24, 2026

The information in this final term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement dated February 24, 2026 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated May 16, 2025, filed pursuant to Rule 424(b) under the Securities Act of 1933 (Registration Statement File No. 333-287370). This final term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	MetLife, Inc. (“Issuer”)

Securities:	5.850% Fixed-to-Fixed Reset Rate Subordinated Debentures due 2056 (“Debentures”)

Ranking:	Subordinated Unsecured (junior to all existing and future Senior Indebtedness; on parity with the Issuer’s 6.350% Fixed-to-Fixed Reset Rate Subordinated Debentures due 2055; senior to all existing and future equity securities and the Junior Subordinated Obligations)

Anticipated Ratings (Outlook)*:	Baa1 (Stable) / BBB (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Aggregate Principal Amount:	$1,000,000,000

Price to the Public:	100.000% of principal amount, plus accrued interest, if any, from February 26, 2026

Underwriting Discount:	1.000%

Net Proceeds**:	$990,000,000

Maturity Date:	March 15, 2056

Trade Date:	February 24, 2026

Settlement Date***:	February 26, 2026 (T+2)

Interest Reset Date:	March 15, 2036 (“Initial Interest Reset Date”) and each date falling on the five-year anniversary of the preceding Interest Reset Date

Interest Reset Period:	The period from, and including, the Initial Interest Reset Date to, but excluding, the next following Interest Reset Date and thereafter each period from, and including, each Interest Reset Date to, but excluding, the next following Interest Reset Date

Interest Payment Dates:	Subject to the Option to Defer Interest Payments, semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2026, and ending on the Maturity Date

Interest Rate:	Subject to the Option to Defer Interest Payments, (i) 5.850%, accruing from, and including, February 26, 2026, to, but excluding, the Initial Interest Reset Date or any earlier redemption date; (ii) from, and including, the Initial Interest Reset Date, during each Interest Reset Period, at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 1.817%

Option to Defer Interest Payments:	So long as no Event of Default with respect to the Debentures has occurred and is continuing, the Issuer has the right to defer the payment of interest on the Debentures for one or more consecutive Interest Periods that do not exceed five years for any single Optional Deferral Period. The Issuer may not defer interest beyond the Maturity Date, any earlier accelerated Maturity Date arising from an Event of Default or any other earlier redemption of the Debentures. During an Optional Deferral Period, interest will continue to accrue on the Debentures at the then-applicable rate described above and deferred interest on the Debentures will bear additional interest at the then-applicable interest rate, compounded on each Interest Payment Date, subject to applicable law. If the Issuer has paid all deferred interest (including compounded interest thereon) on the Debentures, the Issuer can again defer interest payments on the Debentures as described above.

Day Count Convention:	30/360

Optional Redemption:

Redeemable in whole, at any time, or in part, from time to time, (i) on any Interest Payment Date on or after the Initial Interest Reset Date, at a redemption price equal to 100% of the principal amount of Debentures being redeemed, and (ii) prior to the Initial Interest Reset Date, at a redemption price equal to the greater of

(1)   100% of the principal amount of the Debentures to be redeemed, and

(2)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Debentures matured on the Initial Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to, but excluding, the redemption date;

plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures, excluding any Debentures held by MetLife, Inc. or any of its affiliates, must remain outstanding after giving effect to such redemption and all accrued and unpaid interest, including deferred interest (including compounded interest thereon), must be paid in full on all outstanding Debentures for all Interest Periods ending on or before the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time, within 90 days after the occurrence of a “Tax Event,” a “Rating Agency Event” or a “Regulatory Capital Event” at a redemption price equal to (i) in the case of a Tax Event or a Regulatory Capital Event, 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date or (ii) in the case of a Rating Agency Event, 102% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	59156R CR7

ISIN:	US59156RCR75

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC SG Americas Securities, LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. Santander US Capital Markets LLC Scotia Capital (USA) Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	AmeriVet Securities, Inc. Drexel Hamilton, LLC Independence Point Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Net Proceeds are net of Underwriting Discount and prior to expenses.
***

It is expected that delivery of the Debentures will be made on or about February 26, 2026, which will be the second business day (T+2) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Debentures will initially settle in T+2, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Debentures who wish to trade the Debentures more than one business day prior to the scheduled settlement date should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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